Isos Acquisition Corporation

55 Post Road West, Suite 200

Westport, CT 06880

VIA EDGAR

September 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Donald Field

Re:	Isos Acquisition Corporation

Registration Statement on Form S-4

Filed July 22, 2021

File No. 333-258080

Dear Mr. Field:

Isos Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 20, 2021, regarding our Registration Statement on Form S-4, File No. 333-258080, filed with the Commission on July 22, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Cover Page

1.	Please refer to the prospectus cover page. Please revise the prospectus cover page to disclose New Bowlero's dual-class voting structure and quantify the voting power that the Class B common stock will have after the offering and business combination due to the disparate voting rights attached to the two classes of capital stock and identify the holder or holders of such shares.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page accordingly.

Question and Answers About the Proposals, page 1

2.	Please revise to include a question and answer addressing the voting power that current Isos shareholders will hold in New Bowlero immediately after the consummation of the business combination to include the relative voting power of the different shareholder contingency groups and the effect of New Bowlero's dual-class voting structure.

Additionally, please also address the potential dilutive effect of the earnout on current Isos shareholder's voting power.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4–5 of the Amendment accordingly.

Q: What will Bowlero's Stockholders receive in return for Isos's acquisition, page 3

3.	Please revise the answer to clarify the relative value of the various types of consideration set forth in subsections (i) through (iv). Additionally, please revise to discuss the earnout in greater detail to include the number of shares and the applicable vesting triggers.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3–4 of the Amendment accordingly.

Q: What equity stake will current Isos shareholders and Bowlero Stockholders hold in New Bowlero, page 3

4.	We note that the equity stake percentages contained in the second paragraph of the answer exclude the dilutive effects of the earnout and any conversion of the New Bowlero preferred stock. Please revise the answer to include an additional equity stake breakdown including the common stock that could be issued pursuant to the earnout and the conversion of any preferred stock so current Isos shareholder's can appreciate the potential equity stake dilution under these additional scenarios which are directly connected to the business combination. Please also revise the Ownership of New Bowlero following the Business Combination section on page 22 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4–5 and 23–24 of the Amendment accordingly.

Common and Preferred PIPE Offerings, page 20

5.	Please revise to briefly describe the material terms and conditions of the New Bowlero preferred stock to be issued in connection with the Preferred PIPE Offering.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 21 and 107 of the Amendment accordingly.

Issuance to Atairos, page 20

6.	Please revise to quantify the number of Bowlero Common Stock being converted, the number of New Bowlero preferred stock being issued and the relative price per share applicable to such conversion.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 21 of the Amendment accordingly.

Sponsor Support Agreement, page 21

7.	Please revise the second paragraph to quantify the number of Class B ordinary shares forfeited, the number of Class B ordinary shares and warrants which will unvest and the triggers which will lead to subsequent vesting.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 108 of the Amendment accordingly.

Interests of the Sponsor Related Persons in the Business Combination, page 25

8.	Please revise the first bullet to quantify the current value of the private placement warrants.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 27, 52 and 120 of the Amendment accordingly.

9.	Please revise to include a bullet which details, upon completion of the business combination, the ownership of New Bowlero by the related persons. Please quantify the related persons equity position and its relative value in terms of the overall transaction.

Additionally, to the extent quantifiable, please include the related persons rate of return on their initial investment in Isos.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 27, 52 and 120 of the Amendment accordingly. We respectfully submit that the rate of return is not currently quantifiable given restrictions on transfer resulting from the lock-up, the existence of the earnout, and because no securities are being sold in connection with the Business Combination. However, we believe that the first and second bullets on pgs. 27, 52 and 120 of the Amendment, which disclose the purchase price of the Sponsor and LionTree’s founder shares and warrants, and the current market price of such securities (assuming such securities were unrestricted and freely transferable), provide Isos shareholders with useful disclosure regarding the Sponsor’s and LionTree’s interests in the transaction.

Interests of the Bowlero Related Parties in the Business Combination, page 26

10.	Please revise the fourth, sixth and seventh bullets to quantify the amounts, consideration or value of the shares to be received in the discussed items.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 28 and 121 of the Amendment accordingly.

The COVID-19 pandemic has disrupted and is expected to continue to disrupt our business, page 36

11.	Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the Bowlero's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 38 of the Amendment accordingly.

We face risks related to our substantial indebtedness, page 39

12.	Please revise to quantify your substantial indebtedness and your current debt service obligations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 41 of the Amendment accordingly.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum, page 62

13.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please revise to clarify that fact and ensure that the exclusive forum provision in the governing documents states this clearly. Please also revise the Exclusive Forum section on page 229 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 65, 127 and 235 of the Amendment accordingly.

The BCA Proposal, page 87

14.	Please revise to add a new section here, or in another appropriate location, to disclose all possible sources and extent of dilution that current Isos shareholders who elect not to redeem may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the various shareholder contingency groups (sponsors, current Bowlero shareholders, PIPE investors, etc.), any convertible securities (New Bowlero preferred stock or warrants), the earnout, etc., including any needed assumptions. The presentation should also factor in a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4–5 and 23–24 of the Amendment accordingly. The Company has added a risk factor regarding potential dilution on page 58 to include additional disclosure (including quantitative disclosure, to the extent practical), regarding the possibility of dilution from the Company’s post-Business Combination equity incentive plan and the potentially dilutive effect from the exercise of warrants held by redeeming public shareholders.

Background to the Business Combination, page 106

15.	We note that between April 12, 2021 and April 26, 2021 the parties negotiated various terms of the LOI. Please revise the respective discussions to discuss the terms of the various LOIs or any feedback or negotiations in greater detail including the modification of any material terms related to price, valuation or the consideration to be received by Bowlero.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 112 of the Amendment accordingly.

16.	We note your disclosure that after the parties executed the LOI that the parties continued to negotiate various terms of the transaction to include valuation, sponsor economics, management bonus consideration, etc. Please revise the various discussions to discuss in greater detail all negotiations related to price, valuation or consideration to be received by Bowlero. Additionally, please discuss in greater detail any negotiations related to the sponsor or current Isos shareholders equity position in the post-combination company.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 113 of the Amendment accordingly.

Certain Forecasted Information for Bowlero, page 113

17.	We note your disclosure in the second and third paragraphs that the financial forecasts were based upon numerous estimates and assumptions. Please revise to disclose the material estimates and assumptions underlying the financial forecasts.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 118 of the Amendment accordingly.

U.S. Federal Income Tax Considerations, page 153

18.	Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Isos Acquisition Corporation's securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the summary of the Domestication Tax Opinion to be delivered by Hughes Hubbard & Reed LLP to be filed as Exhibit 8.1 does not appear to address the above referenced form requirement to address the material federal tax consequences of the transaction to the public investors.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 159 of the Amendment accordingly. In addition, the Company has filed the tax opinion of its legal counsel, Hughes Hubbard & Reed LLP, with the Amendment as Exhibit 8.1

Competitive Strengths, page 180

19.	We note your disclosure in the first paragraph that the company has a solid track record of sustainable growth and profitability. Please revise to balance your disclosure with the company's net losses in 2019, 2020 and the most recent interim period.

Response: The Company acknowledges the Staff’s comment. The disclosure on page 185 of the Amendment has been revised to disclosure certain financial metrics, including net losses, for Bowlero’s 2021 and 2020 fiscal years.

Proven Business Model, page 180

20.	Please revise to balance the discussion with your current results of operation since March 2020. Please disclose the most recent average revenue growth rates, overall and on a same-store basis.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 191 and 193 of the Amendment has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of

Bowlero Non-GAAP Financial Measures, page 186

21.	Please tell us in further detail how you define and calculate EBITDA from closed centers.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 194 of the Amendment has been revised accordingly.

22.	We note the adjustment Contra Rent Expense which you state is accounting for rent on a cash basis. Please further clarify for us in further detail how this adjustment is calculated.

Additionally, please tell us how this adjustment complies with Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 194 of the Amendment has been revised accordingly.

In considering Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Contra rent adjustment presents rent expense on a cash basis which is consistent with the Non-GAAP financial measure being reported with EBITDA.

23.	We note that optimization run-rate savings are projected cost savings, operating expense reductions, operational improvements and other cost synergies from actions that have been taken or with respect to which steps are expected to be taken. Please tell us in further detail how you calculate this adjustment.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 194 of the Amendment has been revised accordingly.

24.	You state that "Adjustments for Renovated and De novo facility is an estimated benefit for the first 18 months following the opening of a de nova facility." Please tell us in further detail how you calculate this adjustment. Additionally, please tell us and revise to disclose what a De novo facility is.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 195 of the Amendment has been revised accordingly.

25.	Please tell us what the "Other" adjustments were for the thirteen weeks ended June 28, 2020 and September 27, 2020 and explain why material items were not separately presented.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 193-195 of the Amendment has been revised accordingly, including to eliminate the “Other” adjustments and provide additional detail around the specific adjustments made.

26.	Bargain purchases are expected to be infrequent. Please explain why you didn't adjust for the gain on bargain purchases in the year ended June 30, 2019.

Response: The gain on bargain purchases was excluded from Adjusted EBITDA and the disclosure starting on page 193 has been accordingly revised. Bowlero acknowledges that bargain purchases are expected to be infrequent. In accounting for these acquisitions, consideration was given to ASC 805-30-50-1f for determining why the transactions resulted in bargain purchases. The two businesses which resulted in the recognition of the bargain purchase gain had fair values of the assets acquired and the liabilities assumed exceeding the total of the fair value of consideration paid. There was a significant portion (87% and 89%) of the fair value determined with the assistance of a third-party specialist using observable data concentrated in the real estate and building.

Consideration was given by Bowlero to ASC 805-10-55-5A in performing the screen test to determine whether an integrated set of assets and activities (collectively a “set”) should be accounted for as an acquisition of a business or as an asset acquisition. The screen test was not met because the calculations for the two acquisitions did not support the 90% threshold to be considered substantially all; however, consideration was also given to qualitative aspects to support whether the acquisitions should be considered asset acquisitions or business acquisitions. When considering other relevant factors, the purchases were considered business acquisitions, not asset acquisitions. Bowlero bought the cash flows of the business and to that end, Bowlero determined the purchase price based on projected EBITDA, not based on the value of the real estate. Bowlero acquired two centers that were operating businesses with a workforce and customer base. The acquired centers continue to operate with largely the same workforce and customer base. The sets acquired for the two businesses are self-sustaining (i.e. the set was and is a stand-alone entity), and qualitatively, indicate that in substance the acquisitions are more than just a single asset and the other elements are substantive.

Therefore, the presence of these indicators supported Bowlero’s conclusion that the screen test was not met and it should apply the framework determining the set is a business. The two acquisitions were deemed businesses under ASC 805-10-55-4, ASC 805-10-15-4 and 805-10-05-4, which is consistent with the SEC staff’s analysis of whether an acquisition meets the definition of a business focusing primarily on whether the nature of the revenue–producing activity remains the same after the acquisition (Rule 11-01(d)).

We note that in connection with the filing of the Amendment, Bowlero’s most recent audited financial statements for the fiscal year ended June 27, 2021, have been filed, and accordingly, neither Bowlero’s Management Discussion & Analysis or Bowlero’s financial statements included in the Amendment make reference to the fiscal 2019 “bargain purchase” transactions described above.

27.	Please revise your disclosure to clearly explain how investors should use the measure or what specifically the measure tells investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 191 - 192 of the Amendment has been revised accordingly.

28.	Reference is made to your presentation of trailing fifty-two week Adjusted EBITDA here and in the table on page 186. Please present trailing fifty-two week net income, the comparable GAAP measure, with equal or greater prominence. Refer to Item (10)(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 193 of the Amendment has been revised accordingly.

29.	Reference is made to your presentation of trailing fifty-two week Adjusted EBITDA as a percentage of trailing fifty-two week revenues. Please present trailing fifty-two week net income as a percentage of trailing fifty-two week revenues, the comparable GAAP measure, with equal or greater prominence. Refer to Item (10)(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 193 of the Amendment has been revised accordingly.

30.	Please consider including a footnote with a more detailed description than currently provided for each adjustment requiring explanation.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 194–195 of the Amendment has been revised accordingly.

Results of Operations, page 188

31.	Please disclose the nature of expenses included in the cost of revenues and selling, general and administrative line items.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 196–197 of the Amendment has been revised accordingly.

Critical Accounting Estimates

Goodwill Impairment, page 197

32.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and are not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;

●	the amount of goodwill allocated to the reporting unit;

●	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

●	a discussion of the degree of uncertainty associated with the assumptions; and

●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 200 of the Amendment has been revised accordingly.

Management and Board of Directors, page 199

33.	We note that the company and certain stockholders are party to a Stockholders Agreement which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K and Item 18(a)(7) of Form S-4.

Response: The Company acknowledges the Staff’s comment and the disclosure on pages 204–205 of the Amendment has been revised accordingly.

Bowlero Corp. Consolidated Statements of Operations, page F-38

34.	Please tell us your consideration of classifying loss on refinance of debt, gain on sale of short-term investments and gain on bargain purchases as non-operating.

Response: The Company considers a number of factors in determining the classification of items as operating or non-operating, including the nature of the respective item in the context of the Company’s business activities and whether those activities are considered part of the normal operations of the business. The loss on refinance of debt, gain on the sale of short-term investments and gain on bargain purchases are operating income and expenses, not non-operating income and expenses, as they are part of the routine, ongoing operations of the business.

Bowlero Corp. Notes to Consolidated Financial Statements Note 1. Organization and Impact of COVID-19, page F-42

35.	We note that you operate bowling centers under different brand names. You further state that “The AMF and Brunswick brand names are traditional bowling centers and the Bowlmor and Bowlero branded centers offer a more upscale entertainment concept with lounge seating, enhanced food and beverage offerings, and more robust customer service for individuals and group events.” We also note that approximately 53% of your bowling centers operate under the AMF brand name and that approximately 47% operate under the Bowlmor and Bowlero brand names. Please tell us how many operating segments you have identified. Additionally, please tell us what consideration was given to the guidance in ASC 280-10-50 regarding identifying and aggregating operating segments.

Response: Bowlero has identified one operating segment, operating a bowling entertainment business. Bowlero’s Chief Operating Decision Maker (CODM) evaluates all of Bowlero’s bowling centers in the same fashion, and all Bowlero’s bowling centers, regardless of branding, are in the business of operating bowling entertainment. Bowlero has one operating segment and therefore Bowlero did not need to apply the aggregation criteria under ASC 280-10-50.

Note 2. Significant Accounting Policies (cont.) Revenue Recognition, page F-47

36.	We note you earn revenue from bowling, shoe, food and beverage, amusement, merchandise, membership, sponsorship and tournaments. Please revise to provide disaggregated revenue disclosure as required by ASC 606-10-50-5.

Response: The Company acknowledges the Staff’s comment and the disclosure on page F-46 – F-48 of the Amendment includes such disaggregated revenue disclosure.

37.	Please revise to disclose how the Professional Bowlers Association earns revenue. Please quantify for us revenue recognized from each of the revenue streams.

Response: The Company acknowledges the Staff’s comment and the disclosure for Bowlero’s most recent audited financial statements set forth on pages F-46 – F-48 of the Amendment includes details around how the Professional Bowlers Association earns revenue, along with disclosure quantifying revenue recognized from each of the revenue streams.

38.	We note that you adopted ASC 606 on July 1, 2019. However, your revenue recognition policy disclosure is very brief. Please revise your accounting policy disclosure to clearly describe how and when you recognize revenue for each material revenue stream.

Response: The Company acknowledges the Staff’s comment and the disclosure for Bowlero’s most recent audited financial statements set forth on pages F-46 – F-48 of the Amendment includes additional detail around when revenue is recognized for each material revenue stream.

(3) Acquisitions, page F-50

39.	Please revise to describe the reasons why the two fiscal 2019 transactions resulted in bargain purchases. Refer to ASC 805-30-50-1f.

Response: The Company respectfully directs the Staff to the response to Question 26 above.

General

40.	In an appropriate place in your prospectus, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4–5 and 23–24 of the Amendment to provide additional details regarding the impact that the transaction is expected to have on the economic and voting power of the various constituent groups, including the Company’s non-redeeming shareholders, based on a variety of scenarios including minimum, maximum, and intermediate redemptions, and based on a variety of share prices. In addition, the Company has added disclosure regarding the post-business combination value per share on page 37 of the Amendment advising that there is no significant estimated impact on the equity value per share, regardless of the quantum of redemptions.

*      *      *

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ George Barrios
Name:	George Barrios
Title:	Co-Chief Executive Officer

/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Co-Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP